Exhibit 99.1

PEMBINA PIPELINE CORPORATION
Annual and Special Meeting of Shareholders
May 10, 2013

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 10, 2013 in Calgary, Alberta.  Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 28, 2013, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable

1. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Grant D. Billing	Approved	98.92% (124,090,306)	1.08% (1,360,949)
(b) Thomas W. Buchanan	Approved	82.94% (104,070,079)	17.06% (21,412,926)
(c) Allan L. Edgeworth	Approved	99.40% (124,728,072)	0.60% (754,933)
(d) Randall J. Findlay	Approved	98.40% (123,446,941)	1.60% (2,004,315)
(e) Lorne B. Gordon	Approved	97.07% (121,805,172)	2.93% (3,677,834)
(f) David M.B. LeGresley	Approved	99.34% (124,649,970)	0.66% (833,035)
(g) Robert B. Michaleski	Approved	99.23% (124,481,555)	0.77% (969,699)
(h) Leslie A. O'Donoghue	Approved	98.96% (124,176,237)	1.04% (1,306,769)
(i) Jeffrey T. Smith	Approved	98.96% (124,172,497)	1.04% (1,310,509)

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable

2. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved (by a show of hands)	N/A	N/A
3. The advisory vote on the Corporation's approach to executive compensation.	Approved	96.45% (121,029,594)	3.55% (4,459,161)
4. The special resolution approving and authorizing an amendment to the articles of the Corporation to create a new class of preferred shares designated as "Class A Preferred Shares".	Approved	93.98% (117,930,036)	6.02% (7,553,718)
5. The special resolution approving and authorizing an amendment to the articles of the Corporation to change the designation and terms of the Corporation's existing internally held preferred shares.	Approved	94.22% (118,225,890)	5.78% (7,257,340)
6. The special resolution approving and authorizing an amendment to the articles of the Corporation to increase the maximum number of directors from 11 to 13.	Approved	96.99% (121,710,233)	3.01% (3,774,027)
7.    The ordinary resolution continuing and approving the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 10, 2013 between the Corporation and Computershare Trust Company of Canada, as rights agent.
	Approved	95.95% (120,408,404)	4.05% (5,075,853)

2